Exhibit B
VALE S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars

	March 31,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	8,997	10,331
Short-term investments	3,217	2,308
Accounts receivable
Related parties	53	137
Unrelated parties	2,715	3,067
Loans and advances to related parties	53	53
Inventories	3,752	3,896
Deferred income tax	597	583
Recoverable taxes	1,657	1,993
Other	992	870

	22,033	23,238

Property, plant and equipment, net, and intangible assets	51,774	49,329
Investments in affiliated companies, joint ventures and other investments	2,734	2,408
Other assets
Goodwill on acquisition of subsidiaries	1,888	1,898
Loans and advances
Related parties	11	—
Unrelated parties	88	77
Prepaid pension cost	687	622
Prepaid expenses	192	223
Judicial deposits	1,183	1,141
Advances to suppliers — energy	405	408
Recoverable taxes	516	394
Unrealized gains on derivative instruments	66	32
Other	153	161

	5,189	4,956

TOTAL	81,730	79,931

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars
(Except number of shares)
(Continued)

	March 31,	December 31,
	2009	2008
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	1,829	2,261
Payroll and related charges	456	591
Current portion of long-term debt	650	633
Short-term debt	48	—
Loans from related parties	68	77
Provision for income taxes	304	502
Taxes payable and royalties	86	55
Employees postretirement benefits	104	102
Railway sub-concession agreement payable	412	400
Unrealized losses on derivative instruments	3	—
Provisions for asset retirement obligations	38	48
Minimum mandatory dividends payable	2,088	2,068
Other	838	500

	6,924	7,237

Long-term liabilities
Employees postretirement benefits	1,485	1,485
Long-term debt	17,648	17,535
Provisions for contingencies (Note 17 (c))	1,709	1,685
Unrealized losses on derivative instruments	615	573
Deferred income tax	4,197	4,005
Provisions for asset retirement obligations	839	839
Other	1,773	1,525

	28,266	27,647

Redeemable noncontrolling interest (Note 4 (b))	628	599

Commitments and contingencies (Note 17)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2008 — 2,108,579,618) issued	9,727	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2008 — 3,256,724,482) issued	15,262	15,262
Treasury stock — 77,625,704 (2008 — 76,854,304) preferred and 74,997,899 (2008 — 74,937,899) common shares	(1,151)	(1,141)
Additional paid-in capital	393	393
Mandatorily convertible notes — common shares	1,288	1,288
Mandatorily convertible notes — preferred shares	581	581
Other cumulative comprehensive loss	(11,566)	(11,510)
Undistributed retained earnings	18,513	18,340
Unappropriated retained earnings	10,780	9,616

Total Company stockholders’ equity	43,827	42,556
Noncontrolling interests	2,085	1,892

Total stockholders’ equity	45,912	44,448

TOTAL	81,730	79,931

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States Dollars
(Except per share amounts)

	Three-month period ended (unaudited)
	March 31,	December 31,	March 31,
	2009	2008	2008
Operating revenues, net of discounts, freight, returns and allowances
Sales of ores and metals	4,569	6,052	6,857
Aluminum products	442	779	362
Revenues from logistic services	199	310	646
Other products and services	211	301	183

	5,421	7,442	8,048
Taxes on revenues	(97)	(187)	(216)

Net operating revenues	5,324	7,255	7,832

Operating costs and expenses
Cost of ores and metals sold	(2,169)	(2,730)	(3,440)
Cost of aluminum products	(452)	(529)	(212)
Cost of logistic services	(165)	(190)	(493)
Other	(114)	(71)	(97)

	(2,900)	(3,520)	(4,242)
Selling, general and administrative expenses	(233)	(708)	(322)
Research and development expenses	(189)	(295)	(190)
Impairment of goodwill	—	(950)	—
Other	(317)	(719)	(163)

	(3,639)	(6,192)	(4,917)

Operating income	1,685	1,063	2,915

Non-operating income (expenses)
Financial income	125	247	55
Financial expenses	(287)	(399)	(560)
Gains (losses) on derivatives, net	18	(586)	(294)
Foreign exchange and indexation gains (losses), net	16	(241)	88
Gain on sale of investments	—	—	80

	(128)	(979)	(631)

Income before income taxes and equity results	1,557	84	2,284

Income taxes
Current	(477)	966	(654)
Deferred	171	219	296

	(306)	1,185	(358)

Equity in results of affiliates, joint ventures and other investments	72	125	119

Net income	1,323	1,394	2,045

Net (income) loss attributable to noncontrolling interests	40	(27)	(24)

Net income attributable to Company’s stockholders	1,363	1,367	2,021

Basic and diluted earnings per share attributable to Company’s stockholders
Earnings per preferred share	0.25	0.25	0.41
Earnings per common share	0.25	0.25	0.41
Earnings per preferred share linked to mandatorily convertible notes (*)	0.53	0.76	0.66
Earnings per common share linked to mandatorily convertible notes (*)	0.57	0.81	0.74

(*)	Basic earnings per share only, as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

	Three-month period ended (unaudited)
	March 31,	December 31,	March 31,
	2009	2008	2008
Cash flows from operating activities:
Net income attributable to Company’s stockholders	1,363	1,367	2,021
Net income (loss) attributable to noncontrolling interests	(40)	27	24
Net income	1,323	1,394	2,045
Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	559	568	766
Dividends received	37	116	48
Equity in results of affiliates, joint ventures and other investments	(72)	(125)	(119)
Deferred income taxes	(171)	(219)	(296)
Impairment of goodwill	—	950	—
Loss on disposal of property, plant and equipment	41	10	37
Gain on sale of investments	—	—	(80)
Foreign exchange and indexation losses (gains), net	(57)	740	(122)
Unrealized derivative losses (gains), net	(18)	586	294
Unrealized interest (income) expense, net	3	(3)	81
Others	(16)	17	(18)
Decrease (increase) in assets:
Accounts receivable	391	1,615	202
Inventories	119	(43)	(64)
Others	(181)	(171)	(155)
Increase (decrease) in liabilities:
Suppliers	(103)	200	(54)
Payroll and related charges	(139)	(25)	(248)
Income taxes	216	119	(718)
Others	233	564	(191)

Net cash provided by operating activities	2,165	6,293	1,408

Cash flows from investing activities:
Short-term investments	(909)	(1,674)	—
Loans and advances receivable
Related parties
Loan proceeds	(23)	(3)	—
Repayments	7	18	25
Others	4	24	—
Judicial deposits	(19)	(71)	(34)
Investments	(138)	(19)	(13)
Additions to, property, plant and equipment	(1,688)	(3,689)	(1,625)
Proceeds from disposal of investments	—	—	134
Acquisition of subsidiaries, net of cash acquired	(850)	—	—

Net cash used in investing activities	(3,616)	(5,414)	(1,513)

Cash flows from financing activities:
Short-term debt, additions	103	1	801
Short-term debt, repayments	(74)	(125)	(672)
Loans
Related parties
Loan proceeds	—	33	18
Repayments	(68)	—	(2)
Issuances of long-term debt
Third parties	185	253	1,330
Repayments of long-term debt
Third parties	(110)	(65)	(105)
Treasury stock	(10)	(752)	—
Dividends and interest attributed to Company’s stockholders	—	(1,600)	—
Dividends to noncontrolling interest	—	(56)	—

Net cash provided by (used in) financing activities	26	(2,311)	1,370

Increase (decrease) in cash and cash equivalents	(1,425)	(1,432)	1,265
Effect of exchange rate changes on cash and cash equivalents	91	(2,863)	(47)
Cash and cash equivalents, beginning of period	10,331	14,626	1,046

Cash and cash equivalents, end of period	8,997	10,331	2,264

Cash paid during the period for:
Interest on short-term debt	—	—	(5)
Interest on long-term debt	(277)	(314)	(279)
Income tax	(143)	(149)	(1,672)

Non-cash transactions
Interest capitalized	65	185	17
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars (Except
number of shares and per-share amounts)

	Three-month period ended (unaudited)
	March 31, 2009	December 31, 2008	March 31, 2008
Preferred class A stock (including twelve special shares)
Beginning and end of the period	9,727	9,727	4,953

Common stock
Beginning and end of the period	15,262	15,262	7,742

Treasury stock
Beginning of the period	(1,141)	(389)	(389)
Acquisitions	(10)	(752)	—

End of the period	(1,151)	(1,141)	(389)

Additional paid-in capital
Beginning and end of the period	393	393	498

Mandatorily convertible notes — common shares
Beginning and end of the period	1,288	1,288	1,288

Mandatorily convertible notes — preferred shares
Beginning and end of the period	581	581	581

Other cumulative comprehensive (deficit) income
Cumulative translation adjustments
Beginning of the period	(11,493)	(3,993)	1,340
Change in the period	(104)	(7,500)	(205)

End of the period	(11,597)	(11,493)	1,135

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	17	(79)	211
Change in the period	96	96	(6)

End of the period	113	17	205

Surplus (deficit) accrued pension plan
Beginning of the period	(34)	(304)	75
Change in the period	(48)	270	(15)

End of the period	(82)	(34)	60

Cash flow hedge
Beginning of the period	—	28	29
Change in the period	—	(28)	(27)

End of the period	—	—	2

Total other cumulative comprehensive (deficit) income	(11,566)	(11,510)	1,402

Undistributed retained earnings
Beginning of the period	18,340	14,183	15,317
Transfer from unappropriated retained earnings	173	4,157	191

End of the period	18,513	18,340	15,508

Unappropriated retained earnings
Beginning of the period	9,616	14,521	1,631
Net income attributable to Company’s stockholders	1,363	1,367	2,021
Interest on mandatorily convertible debt
Preferred class A stock	(8)	(15)	(8)
Common stock	(18)	(32)	(18)
Dividends and interest attributed to Company’s stockholders
Preferred class A stock	—	(806)	—
Common stock	—	(1,262)	—
Appropriation to undistributed retained earnings	(173)	(4,157)	(191)

End of the period	10,780	9,616	3,435

Total Company stockholders’ equity	43,827	42,556	35,018

Noncontrolling interests
Beginning of the period	1,892	2,211	2,180
Cumulative translation adjustments	222	(343)	(51)
Cash flow hedge	—	(26)	(22)
Net income (loss) attributable to noncontrolling interests	(40)	27	24
Dividends and interest attributable to noncontrolling interests	(1)	(1)	—
Capitalization of stockholders advances	12	24	9

End of the period	2,085	1,892	2,140

Total stockholders’ equity	45,912	44,448	37,158

Number of shares:
Preferred class A stock (including twelve special shares)	2,108,579,618	2,108,579,618	1,919,516,400
Common stock	3,256,724,482	3,256,724,482	2,999,797,716
Buy-backs
Beginning of the period	(151,792,203)	(86,922,944)	(86,923,184)
Acquisitions	(831,400)	(64,869,259)	—
Sales	—	—	132

End of the period	(152,623,603)	(151,792,203)	(86,923,052)

	5,212,680,497	5,213,511,897	4,832,391,064

The accompanying notes are an integral part of this condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation
Companhia Vale do Rio Doce (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.
At March 31, 2009, our principal consolidated operating subsidiaries were the following:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	61.16	61.16	Indonesia	Nickel
Rio Doce Manganése Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Manganês S.A. (formely Rio Doce Manganês S.A.)	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France (formely Rio Doce Manganèse Europe — RDME)	100.00	100.00	France	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Switzerland	Trading
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 10).
We evaluate the carrying value of our equity accounted investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a noncontrolling stockholder but with significant influence over the operating and financial policies of the investee.
Our participation in hydroelectric projects are made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.
3	Basis of presentation
Our condensed consolidated interim financial information for the three-month periods ended March 31, 2009, December 31, 2008 and March 31, 2008, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month periods ended March 31, 2009, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2009.

This condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2008, prepared in accordance with U.S. GAAP.

In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.

The Brazilian Real is the parent Company’s functional currency. We have selected the U.S. Dollar as our reporting currency. The financial statements have been translated in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52 — “Foreign Currency Translation”.

All assets and liabilities have been translated to U.S. Dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to U.S. Dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity. The results of operations and financial position of our entities that have a functional currency other than the U.S. Dollar have been translated in accordance with SFAS 52.

The exchange rates used to translate the assets and liabilities of the Brazilian operations at March 31, 2009 and December 31, 2008, were R$2.3152 and R$2.3370, respectively.

4	Accounting pronouncements

(a)	New accounting standards

In April 2009, The FASB issued FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP shall be effective for interim reporting periods ending after June 15, 2009, we have not early adopted this pronouncement for the three-month period ended March 31, 2009. The application of FSP FAS 107 — 1 and APB 28 — 1 will expand the Company’s disclosures regarding the use of fair value in interim periods.

(b)	Accounting standards recently adopted

From 2009, we fully adopted the accounting standards addressed by the following pronouncements.

FAS 141(R) — 1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. The FSP applies to all assets acquired and liabilities assumed in a business combination that arise from contingencies that would be within the scope of Statement 5 if not acquired or assumed in a business combination, except for assets or liabilities arising from contingencies that are subject to specific guidance in Statement 141(R).

SFAS 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement 133 (“SFAS 161”). SFAS 161 expands the current disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, such that entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under SFAS 133 and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 20.

SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as showed on Note 14 and condensed consolidated statements of changes in stockholders’ equity. Noncontrolling interests that could be redeemed upon the occurrence of certain events outside the Company’s control have been classified as redeemable noncontrolling interest using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactively to all periods presented.

SFAS 141(R), that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

5	Major acquisitions and dispositions

(a)	Diamond Coal Ltd

In March 2009, we acquired 100% of the company Diamond Coal Ltd that owns coal assets in Colombia for US$300, from Cement Argos.

The primary reason for the acquisition was that the coal assets are an important part of our growth strategy. Therefore, Vale is seeking to build a coal asset platform in Colombia, as it is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value.

Due to the recent conclusion of the transaction, we are still in the process of identifying assets acquired and liabilities assumed.

As a result, the condensed information presented below reflects our preliminary analysis of the expected purchase price allocation:

Preliminary
Valuation

Purchase price	300
Book value of assets acquired	(113)

Adjustment to fair value of property, plant and equipment	187

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.
Such purchase price allocation will be finalized during next periods, and accordingly the preliminary information presented above is subject to revisions, which may be material.
(b)	Green Mineral Resources
In February 2009, we concluded the acquisition of Green Mineral Resources that owns Regina Project (Canada) and Colorado Project (Argentina), from Rio Tinto, for US$850.
The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption.
Also due to the recent closure of this transaction, information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, will be finalized during next periods, and accordingly, the preliminary purchase price allocation information set forth below are subject to revision, which may be material.

The condensed preliminary purchase price allocation information for Green Mineral Resources is as follows:

Preliminary
Valuation

Total disbursements	857
Cash acquired	(7)

Purchase price	850

Book value of assets acquired, net of cash acquired	(105)

Book value of liabilities assumed	8

Adjustment to fair value of property, plant and equipment	753

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.
(c)	Other transactions
In March 2009, we acquired 50% of the joint venture with African Rainbow Minerals Limited of Teal Minerals Incorporated for US$60.
In January 2009, we entered into a purchase and sale agreement with Rio Tinto Plc to acquire iron ore (in Brazil) assets, for an amount of US$750, this acquisition has not been finalized yet, and it subject to the approval of Administrative Council for Economic Defense.
In February 2008, we sold our interest in Jubilee Mines N.L. (held through Vale Inco), representing 4.83% of its common shares, for US$134 generating a gain of US$80.
6	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.
The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	March 31, 2009			December 31, 2008			March 31, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	1,409	148	1,557	(2,489)	2,573	84	522	1,762	2,284

Tax at Brazilian composite rate	(479)	(50)	(529)	846	(875)	(29)	(177)	(599)	(776)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	—	—	—	238	—	238	169	—	169
Difference on tax rates of foreign income	—	154	154	—	347	347	—	258	258
Exchange gains/losses — not taxable	—	(9)	(9)	—	667	667	—	(20)	(20)
Tax incentives	18	—	18	(48)	—	(48)	15	—	15
Tax deductible amortization of goodwill	20		20	26	—	26	27	—	27
Other non-taxable, income/non deductible expenses	(3)	43	40	(94)	78	(16)	(86)	55	(31)

Income taxes per consolidated statements of income	(444)	138	(306)	968	217	1,185	(52)	(306)	(358)

We have certain Brazilian income tax incentives relating to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relating to manganese, aluminum and kaolin comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively. An amount equal to the tax saving is appropriated from retained earnings to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once The Goro Project is in operation.
We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.
Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual taxable income.
Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”.
The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	March 31, 2009	December 31, 2008
	(unaudited)

Beginning of the period	657	1.046

Increase resulting from tax positions taken	14	103
Decrease resulting from tax positions taken	—	(261)
Changes in tax legislation	—	2
Cumulative translation adjustments	(5)	(233)

End of the period	666	657

7	Cash and cash equivalents

	March 31, 2009	December 31, 2008
	(unaudited)

Cash	583	767
Short-term investments denominated in Brazilian Reais	7,610	7,548
Short-term investments denominated in other currencies, mainly U.S. dollars	804	2,016

	8,997	10,331

8	Short-term investments

	March 31, 2009	December 31, 2008
	(unaudited)

Time deposit (*)	3,217	2,308

(*)	Represent investments with due date over 90 days.

9	Inventories

Finished products	March 31, 2009	December 31, 2008
	(unaudited)
Nickel (co-products and by-products)	1,423	1,514
Iron ore and pellets	677	728
Manganese and ferroalloys	204	199
Aluminum products	145	150
Kaolin	36	40
Copper concentrate	19	26
Coal	37	43
Others	86	80
Spare parts and maintenance supplies	1,125	1,116

	3,752	3,896

At March 31, 2009, we recorded an adjustment of US$26, to reduce nickel inventory to its market value.

10	Investments in affiliated companies and joint ventures

							Equity in earnings (losses) of investee
	March 31, 2009				Investments		adjustments			Dividends received
							Three-month period ended (unaudited)			Three-month period ended (unaudited)
				Net income
	Participation in		Net	(loss) for the	March 31,	December	March 31,	December 31,	March 31,	March 31,	December	March 31,
	capital (%)		equity	year	2009	31, 2008	2009	2008	2008	2009	31, 2008	2008
	Voting	Total			(unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização – NIBRASCO (1)	51.11	51.00	225	10	115	110	5	18	(4)	20	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	96	(6)	48	73	(3)	7	2	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	131	22	66	55	11	4	2	—	13	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	121	6	61	58	3	14	1	—	—	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	43	1	21	21	—	(1)	1	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	822	93	457	412	42	37	48	—	50	—
Baovale Mineração S.A. — BAOVALE	50.00	50.00	47	3	23	26	(3)	1	2	—	—	—
Zhuhai YPM Pellet e Co.,Ltd. — ZHUHAI	25.00	25.00	35	(17)	9	13	(4)	3	—	—	—	—

					800	768	51	83	52	20	63	—
Logistics
LOG-IN Logística Intermodal S.A.	31.33	31.33	290	6	97	94	2	6	5	—	—	—
MRS Logística S.A	37.86	41.50	836	45	347	326	19	87	29	—	—	—

					444	420	21	93	34	—	—	—
Holdings
Steel
California Steel Industries Inc. — CSI	50.00	50.00	298	(22)	149	160	(11)	(35)	6	—	13	—
THYSSENKRUPP CSA Companhia Siderúrgica (Cost $431) — available-for-sale	10.58	10.58	—	—	517	443	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (cost $120) — available-for-sale (5)
	—	—	—	—	257	164	—	—	—	—	—	—

					923	767	(11)	(35)	6	—	13	—
Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	276	(2)	110	140	(1)	22	14	17	13	48

					110	140	(1)	22	14	17	13	48
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	777	73	194	176	18	15	17	—	27	—
Shandong Yankuang International Company Ltd	25.00	25.00	16	(27)	4	11	(7)	(17)	(1)	—	—	—
Teal Minerals Incorpored (4)	50.00	50.00	194	—	97	—	—	—	—	—	—	—

					295	187	11	(2)	16	—	27	—
Nickel
Heron Resources Inc (cost $25) — available-for-sale	—	—	—	—	3	2	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $24) — available-for-sale	—	—	—	—	13	8	—	—	—	—	—	—
Hudbay Minerals (cost $31) available for sale	—	—	—	—	16	9	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	24	21	1	—	—	—	—	—
Skye Resources (3)	—	—	—	—	—	—	—	(38)	—	—	—	—
Others	—	—	—	—	15	13	—	4	—	—	—	—

					71	53	1	(34)	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	91	73	—	(2)	(3)	—	—	—

					91	73	—	(2)	(3)	—	—	—

					1,490	1,220	—	(51)	33	17	53	48

Total					2,734	2,408	72	125	119	37	116	48

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$46 in March 2009 and December 2008;

(3)	Sold in 2008;

(4)	Acquired in March 2009 (Note 5);

(5)	Sold in April, 2009 (subsequent period) for US$254, generating a gain US$134.

11	Short-term debt

Short-term borrowings outstanding on March 31, 2009 are from commercial banks for export financing denominated in U.S. Dollars, with average annual interest rates of 2.24%.

12	Long-term debt

	Current liabilities		Long-term liabilities
	March 31,	December	March 31,	December
	2009	31, 2008	2009	31, 2008
	(unaudited)		(unaudited)
Foreign debt

Loans and financing denominated in the following currencies:
U.S. Dollars	211	210	5,827	5,905
Others	16	23	164	167

Fixed Rate Notes — U.S. Dollar denominated	—	—	6,507	6,510
Debt securities — export sales (*) — U.S. Dollar denominated	56	55	136	149
Perpetual notes	—	—	83	83
Accrued charges	169	217	—	—

	452	505	12,717	12,814

Brazilian debt

Brazilian Reais indexed to Long-Term Interest Rate — TJLP/CDI	44	33	2,172	1,989
Brazilian Reais indexed to General Price Index-Market (IGPM)	—	—	1	1
Basket of currencies	1	1	4	4
Non-convertible debentures	—	—	2,589	2,562
U.S. Dollars Denominated	—	—	165	165
Accrued charges	153	94	—	—

	198	128	4,931	4,721

Total	650	633	17,648	17,535

(*)	Secured by receivables from future export sales.
The long-term portion at March 31, 2009 falls due as follows:

2010	2,212
2011	2,630
2012	1,146
2013	2,590
2014 and thereafter	8,773
No due date (Perpetual notes and non-convertible debentures)	297

17,648

At March 31, 2009 annual interest rates on long-term debt were as follows:

Up to 3%	5,077
3.1% to 5%	1,174
5.1% to 7% (*)	5,764
7.1% to 9% (*)	2,289
9.1% to 11%	91
Over 11% (*)	3,816
Variable (Perpetual notes)	87

18,298

(*)
Includes non-convertible debentures and other Brazilian Real-denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) and TJLP (Brazilian government long-term interest) rates plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$4,608 of which US$3,739 has original interest rate above 11%. The average cost after taking into account the derivative transactions is 4.97%.

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended
	March 31,	December	March 31,
	2009	31, 2008	2008

TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	(0.9)	1.2	2.4
Appreciation (Devaluation) of Real against U.S. Dollar	0.9	(18.1)	1.3
In January 2008 we entered into a trade finance agreement with a Brazilian bank in the amount of US$1,100 with final maturity in 2018.

During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, (the Brazilian National Development Bank) and with long-term Japanese financing agencies, Japan Bank for International Cooperation — JBIC and Nippon Export and Investment Insurance — NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012. Through March 31, 2009, Vale had drawn down US$212 of the committed credit facility with BNDES.

Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At March 31, 2009, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of March 31, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities. Through March 31, 2009, Vale Inco had drawn down US$99 of letters of credit.

At March 31, 2009 the U.S. Dollar denominated fixed rate notes of US$6,507 (December 31, 2008 – US$6,510) and other debt of US$11,254 (December 31, 2008 – US$11,102) are unsecured. The export securitization of US$194 (December 31, 2008 – US$204) represents debt securities collateralized by receivables from future export sales of CVRD Overseas Ltd. loans from international lenders of US$45 (December 31, 2008 – US$57) are guaranteed by the Brazilian Federal Government, to which we have provided like counter guarantees. The remaining long-term debt of US$298 (December 31, 2008 – US$295) is collateralized mainly by receivables.

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of March 31, 2009 and December 31, 2008.

13	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.

Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share. For the year ended December 31, 2008, this dividend corresponds to US$2,068, provided against stockholders’ equity.

In April 2009 (subsequent period) we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of dividends.

In July 2008, we issued 80,079,223 common ADSs, 176,847,543 common shares, 63,506,751 preferred ADSs and 100,896,048 preferred shares through a global equity offering. Our capital increased by US$11,666, upon subscription of preferred stock of US$4,146, corresponding to 164,402,799 shares, and common stock of US$7,520, corresponding to 256,926,766 shares. In August, 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$628. After the closing of the operation, our capital stock increased by US$12,294 in 2008; the transaction costs of US$105 were recorded as a reduction of the additional paid-in capital account.
In June 2007, we issued US$1,880 mandatorily convertible notes due June 15, 2010 for total proceeds of US$1,869, net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. A tranche of US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares, and a tranche of US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date (whether at stated maturity or upon acceleration following an event of default), the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO.P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury. The Notes are not repayable in cash. Holders of the Notes do not have voting rights. We will pay to the holders of our Series RIO Notes or RIO.P Notes additional interest in the event that we make cash distributions to all holders of common ADSs or preferred ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within stockholders’ equity. Other than during the cash acquisition conversion period, holders of the Notes have the right to convert their Notes, in whole or in part, at any time prior to maturity in the case of the Series RIO Notes, into common ADSs at the minimum conversion rate of 0.8664 common ADSs per Series RIO Note, and in the case of Series RIO.P Notes, into preferred ADSs at the minimum conversion rate of 1.0283 preferred ADSs per Series RIO.P Note.
In April 2009, we announced that the ticker symbols of our ADSs changed from Rio and Rio P to Vale and Vale P. The new ticker symbols became effective at the start of trading on Monday, May 4, 2009.
In April 2009 (subsequent period) we paid to holders of the Series Vale Notes (formerly called the Series RIO Notes) and the Series Vale.P Notes (formerly called the Series RIO P Notes), the U.S. Dollar equivalent of US$0.490922 and US$0.582658, respectively.

Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)
	March 31,	December	March 31,
	2009	31, 2008	2008
Net income attributable to Company’s stockholders	1,363	1,367	2,021

Interest attributed to preferred convertible notes	(8)	(15)	(8)
Interest attributed to common convertible notes	(18)	(32)	(18)

Net income for the period adjusted	1,337	1,320	1,995

Basic and diluted earnings per share

Income available to preferred stockholders	512	507	766
Income available to common stockholders	803	791	1,193
Income available to holders of convertible notes linked to preferred shares	8	8	12
Income available to holders of convertible notes linked to common shares	14	14	24
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,031,027	2,042,341	1,889,173
Weighted average number of shares outstanding (thousands of shares) — common shares	3,181,732	3,185,750	2,943,216
Treasury preferred shares linked to mandatorily convertible notes	30,295	30,295	30,295
Treasury common shares linked to mandatorily convertible notes	56,582	56,582	56,582

Total	5,299,636	5,314,968	4,919,266

Earnings per preferred share	0.25	0.25	0.41
Earnings per common share	0.25	0.25	0.41
Earnings per preferred share linked to convertible notes (*)	0.53	0.76	0.66
Earnings per common share linked to convertible notes (*)	0.57	0.81	0.74

(*)	Basic earnings per share only, as dilution assumes conversion.
Had the conversion of the convertible notes been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)
	March 31,	December	March 31,
	2009	31, 2008	2008

Income available to preferred stockholders	528	530	786
Income available to common stockholders	835	837	1,235
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,061,322	2,072,636	1,919,468
Weighted average number of shares outstanding (thousands of shares) — common shares	3,238,314	3,242,332	2,999,798
Earnings per preferred share	0.26	0.26	0.41
Earnings per common share	0.26	0.26	0.41

14	Other cumulative comprehensive income (deficit)

	Three-month period ended (unaudited)
	March 31,	December	March 31,
	2009	31, 2008	2008

Comprehensive income (deficit) is comprised as follows:
Net income attributable to Company’s stockholders	1,363	1,367	2,021
Cumulative translation adjustments	(104)	(7,500)	(205)
Unrealized gain (loss) — available-for-sale securities, net of tax	96	96	(6)
Surplus (deficit) accrued pension plan	(48)	270	(15)
Cash flow hedge	—	(28)	(27)
Noncontrolling interests:
Cumulative translation adjustments	222	(343)	(51)
Cash flow hedge	—	(26)	(22)
Net income (loss) attributable to noncontrolling interests	(40)	27	24
Dividends and interest attributable to noncontrolling interests	(1)	(1)	—
Capitalization of stockholders advances	12	24	9

Total comprehensive income (deficit)	1,500	(6,114)	1,728

Tax effect on other comprehensive income allocated to each component

Unrealized gain (loss) — available-for-sale securities, net of tax
Gross balance as of the period end	173	42	294
Tax (expense) benefit	(60)	(25)	(89)

Net balance as of the period end	113	17	205

Surplus accrued pension plan
Gross balance as of the period end	(93)	(63)	108
Tax (expense) benefit	11	29	(48)

Net balance as of the period end	(82)	(34)	60

15	Pension cost

We previously disclosed in our consolidated financial statements for the year ended December 31, 2008, that we expected to contribute US$338 to our defined benefit pension plan in 2009. As of March 31, 2009, total contributions of US$81 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended
	March 31, 2009 (unaudited)
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	1	11	4
Interest cost on projected benefit obligation	44	54	18
Expected return on assets	(60)	(43)	—
Amortization of initial transition obligation	2	7	—
Net deferral	—	1	(7)

Net periodic pension cost	(13)	30	15

	Three-month period ended
	December 31, 2008 (unaudited)
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	13	5
Interest cost on projected benefit obligation	86	53	21
Expected return on assets	(143)	(57)	(5)
Amortization of initial transition obligation	4	(2)	6
Net deferral	(1)	11	(2)

Net periodic pension cost	(51)	18	25

	Three-month period ended
	March 31, 2008 (unaudited)
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	2	16	6
Interest cost on projected benefit obligation	54	62	23
Expected return on assets	(90)	(65)	—
Amortization of initial transition obligation	3	—	(1)
Net deferral	(1)	—	—

Net periodic pension cost	(32)	13	28

16	Long-term incentive compensation plan
In 2008, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, over a three-year cycle (2008 to 2010).
Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on market rates. The total shares linked to the plan at March 31, 2009 and December 31, 2008, is 2,029,585 and 711,005, respectively.
Additionally, as long term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.
We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements of FAS 123(R) “Accounting for Stock-Based Compensation”. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At March 31, 2009 and December 31, 2008, we recognized a liability of US$18 and US$7, respectively, through the Statement of Income.
17	Commitments and contingencies
(a)	At March 31, 2009, we had extended guarantees related to revolving agreement to our affiliate TEAL, in the amount of US$43, the denominated currency U.S. Dollar with final maturity at August 31, 2009.
(b)
We provided certain guarantees on behalf of The Goro Project (Goro) pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. We also provided additional guarantees covering the amounts payable by Goro regarding (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts under lease agreements.

Sumic Nickel Netherlands B.V. — Sumic, a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of its share in Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$4,200 at project rates and an agreement cannot be reached on how to proceed with the project.

We provided guarantees covering certain termination payments by Goro to a supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA occurs as a result of a default by Goro and the date of such early termination. If Goro defaults under the ESA prior to the anticipated start date for electricity supply, the termination payment, which currently is at its maximum amount, would be $145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
(c)
We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2009 (unaudited)		December 31, 2008
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	474	398	458	378
Civil claims	400	247	386	242
Tax — related actions	820	534	828	518
Others	15	4	13	3

	1,709	1,183	1,685	1,141

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.
Tax — tax-related actions principally comprise challenges initiated by us, on certain taxes on revenues and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.
Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
Contingencies settled during the three-month periods ended March 31, 2009, December 31, 2008 and March 31, 2008 totaled US$18, US$7, US$128, respectively. Provisions recognized in the three-month periods ended March 31, 2009, December 31, 2008 and March 31, 2008, totaled US$49, US$100, US$331, respectively, classified as other operating expenses.
In addition to the contingencies for which we have made provisions we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$2,419 at March 31, 2009, and for which no provision has been made (December 31, 2008 – US$2,476).

(d)
At the time of our privatization in 1997, we issued shareholder revenue interest instruments known in Brazil as “debentures participativas” (debentures) to our then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

In April 2009 (subsequent period) we paid remuneration on these debentures of US$3.
(e)	Asset retirement obligations:
We use various judgments and assumptions when measuring our asset retirement obligations.
Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.
The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)
	March 31, 2009	December 31, 2008
Beginning of period	887	1,000
Accretion expense	6	50
Liabilities settled in the current period	(3)	(2)
Revisions in estimated cash flows	(9)	(45)
Cumulative translation adjustment	(4)	(116)

End of period	877	887

Current liabilities	38	48
Long-term liabilities	839	839

Total	877	887

18	Fair value disclosure of financial assets and liabilities
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.
In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement 115”. SFAS 159 permits the choice of measuring financial instruments and certain other items at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.
At January 1, 2008, the Company adopted SFAS 159 and elected not to apply the provisions of SFAS 159 to its eligible financial assets and financial liabilities on the date of adoption. Accordingly, the initial application of both SFAS 157 and SFAS 159 had no effect on the Company.

Under SFAS 157, the inputs used to measure fair value must be classified into one of three levels as follows:
Level 1 — Quoted prices in an active market for identical assets or liabilities;
Level 2 — Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
Level 3 — Assets and liabilities whose significant value drivers are unobservable.
The valuation of assets measured at fair value in the Company’s Consolidated Balance Sheet at March 31, 2009 is summarized below (unaudited):

		Fair value measurements
		Quoted prices in active
		markets for identical	Significant other	Significant
		assets or liabilities,	observable inputs	unobservable inputs
	Carrying amount	(Level 1)	(Level 2)	(Level 3)
Available-for-sale securities	2,714	2,714	—	—

Unrealized losses on derivatives	(548)	—	(548)	—
Other financial liabilities	(361)	—	(361)	—
During the three-month period ended March 31, 2009, except for the accounting of the purchase of Diamond Coal and Green Mineral Resources, whose are still in process (Note 5), there was no other assets or liabilities measured at fair value on a nonrecurring basis.
Our long-term debt is measured and reported at amortized cost, however its fair value measurement at March 31, 2009 is as follows (unaudited):

	Carrying amount (*)	Fair value	Level 1	Level 2

Long-term debt	17,976	17,355	8,521	8,834

(*)	Less accrued charges US$322
The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent pricing of these instruments.
The market value of our listed long-term investments, where available, is disclosed in Note 10.

19	Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	March 31, 2009							December 31, 2008							March 31, 2008
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated

RESULTS
Gross revenues — Foreign	5,988	1,051	599	5	154	(2,987)	4,810	7,540	1,416	1,001	6	212	(3,848)	6,327	5,578	2,861	859	21	72	(2,727)	6,664
Gross revenues — Domestic	252	107	129	201	58	(136)	611	685	71	179	303	53	(176)	1,115	880	91	193	365	56	(201)	1,384
Cost and expenses	(4,048)	(1,028)	(720)	(177)	(138)	3,123	(2,988)	(5,764)	(1,515)	(929)	(217)	(165)	4,024	(4,566)	(4,500)	(1,302)	(925)	(244)	(134)	2,928	(4,177)
Research and development	(42)	(68)	—	(16)	(63)	—	(189)	(107)	(112)	—	(17)	(59)	—	(295)	(50)	(70)	—	(20)	(50)	—	(190)
Depreciation, depletion and amortization	(197)	(280)	(49)	(24)	(9)	—	(559)	(171)	(318)	(38)	(26)	(15)	—	(568)	(288)	(399)	(42)	(30)	(7)	—	(766)
Impairment of goodwill	—	—	—	—	—	—	—	—	(950)	—	—	—	—	(950)	—	—	—	—	—	—	—

Operating income	1,953	(218)	(41)	(11)	2	—	1,685	2,183	(1,408)	213	49	26	—	1,063	1,620	1,181	85	92	(63)	—	2,915
Financial income	660	163	3	1	1	(703)	125	883	154	10	3	1	(804)	247	665	217	3	2	—	(832)	55
Financial expenses	(664)	(298)	(14)	(6)	(8)	703	(287)	(825)	(309)	(18)	(10)	(41)	804	(399)	(988)	(379)	(20)	(3)	(2)	832	(560)
Gains (losses) on derivatives, net	34	(16)	—	—	—	—	18	(635)	(15)	64	—	—	—	(586)	(46)	(123)	(125)	—	—	—	(294)
Foreign exchange and indexation gains (losses), net	29	(16)	10	(1)	(6)	—	16	35	25	(206)	12	(107)	—	(241)	112	(28)	18	(2)	(12)	—	88
Gain on sale of investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	80	—	—	—	—	80
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	54	—	(1)	21	(2)	—	72	80	(38)	22	93	(32)	—	125	52	—	14	34	19	—	119
Income taxes	(466)	154	19	(4)	(9)	—	(306)	968	203	12	4	(2)	—	1,185	(21)	(331)	(17)	—	11	—	(358)
Net income (loss) attributable to noncontrolling interests	10	18	15	—	(3)	—	40	(6)	(6)	(20)	—	5	—	(27)	2	(46)	20	—	—	—	(24)

Net income attributable to Company’s stockholders	1,610	(213)	(9)	—	(25)	—	1,363	2,683	(1,394)	77	151	(150)	—	1,367	1,396	571	(22)	123	(47)	—	2,021

Sales classified by geographic destination:
Foreign market
America, except United States	44	120	159	—	9	(84)	248	335	116	348	—	—	(271)	528	323	341	192	1	—	(203)	654
United States	11	182	37	—	8	(18)	220	44	259	108	—	9	(70)	350	80	583	104	1	—	(75)	693
Europe	1,169	246	279	—	4	(884)	814	2,715	464	353	(2)	—	(1,639)	1,891	1,883	689	373	16	1	(1,067)	1,895
Middle East/Africa/Oceania	281	38	34	—	—	(229)	124	543	15	50	—	54	(304)	358	240	58	44	—	—	(130)	212
Japan	511	73	77	—	81	(258)	484	1,609	230	142	—	74	(703)	1,352	618	341	136	1	39	(260)	875
China	3,483	186	13	5	4	(1,268)	2,423	1,240	127	—	8	—	(420)	955	1,874	296	10	1	—	(796)	1,385
Asia, other than Japan and China	489	206	—	—	48	(246)	497	1,054	205	—	—	75	(441)	893	560	553	—	1	32	(196)	950

	5,988	1,051	599	5	154	(2,987)	4,810	7,540	1,416	1,001	6	212	(3,848)	6,327	5,578	2,861	859	21	72	(2,727)	6,664
Domestic market	252	107	129	201	58	(136)	611	685	71	179	303	53	(176)	1,115	880	91	193	365	56	(201)	1,384

	6,240	1,158	728	206	212	(3,123)	5,421	8,225	1,487	1,180	309	265	(4,024)	7,442	6,458	2,952	1,052	386	128	(2,928)	8,048

(*)	Other than Aluminum.

Operating segment — after eliminations (disaggregated)

								As of and for the three-month period ended
								March 31, 2009 (unaudited)
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value	Net	Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,964	165	3,129	(32)	3,097	(998)	2,099	(181)	1,918	15,044	736	44
Pellets	241	32	273	(8)	265	(219)	46	(10)	36	645	27	756
Manganese	13	2	15	—	15	(18)	(3)	(2)	(5)	18	1	—
Ferroalloys	51	27	78	(7)	71	(60)	11	(2)	9	189	18	—
Pig iron	11	—	11	—	11	(13)	(2)	—	(2)	144	16	—

	3,280	226	3,506	(47)	3,459	(1,308)	2,151	(195)	1,956	16,040	798	800

Non ferrous
Nickel and other products (*)	860	3	863	—	863	(833)	30	(253)	(223)	21,420	425	71
Potash	—	65	65	(2)	63	(28)	35	(3)	32	159	—	—
Kaolin	30	9	39	(2)	37	(34)	3	(6)	(3)	209	—	—
Copper concentrate	79	28	107	(6)	101	(106)	(5)	(17)	(22)	3,609	189	—
Aluminum products	408	34	442	(8)	434	(426)	8	(50)	(42)	3,837	41	110

	1,377	139	1,516	(18)	1,498	(1,427)	71	(329)	(258)	29,234	655	181

Logistics
Railroads	—	157	157	(22)	135	(125)	10	(21)	(11)	1,457	21	347
Ports	—	42	42	(6)	36	(34)	2	(5)	(3)	1,441	37	—
Ships	—	—	—	—	—	—	—	—	—	373	—	97

	—	199	199	(28)	171	(159)	12	(26)	(14)	3,271	58	444

Others	153	47	200	(4)	196	(186)	10	(9)	1	3,229	177	1,309

	4,810	611	5,421	(97)	5,324	(3,080)	2,244	(559)	1,685	51,774	1,688	2,734

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

									As of and for the three-month period ended
									December 31, 2008 (unaudited)
											Property,	Addition to
											plant and	property,
											equipment,	plant and
								Depreciation,			net and	equipment
	Revenues			Value	Net	Cost and		depletion and		Operating	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	Impairment	income	assets	intangible	Investments
Ferrous
Iron ore	3,105	431	3,536	(64)	3,472	(1,497)	1,975	(147)	—	1,828	14,595	1,360	47
Pellets	914	114	1,028	(25)	1,003	(522)	481	(19)	—	462	645	76	708
Manganese	19	5	24	(4)	20	(17)	3	—	—	3	18	1	—
Ferroalloys	92	83	175	(21)	154	(69)	85	(3)	—	82	166	18	—
Pig iron	—	—	—	—	—	—	—	—	—	—	144	116	—

	4,130	633	4,763	(114)	4,649	(2,105)	2,544	(169)	—	2,375	15,568	1,571	755

Non ferrous
Nickel and other products (*)	1,111	7	1,118	—	1,118	(1,298)	(180)	(295)	(950)	(1,425)	21,729	1,233	53
Potash	—	23	23	(2)	21	(15)	6	(1)	—	5	159	35	—
Kaolin	35	10	45	(2)	43	(40)	3	(5)	—	(2)	199	2	—
Copper concentrate	73	30	103	(6)	97	(285)	(188)	(17)	—	(205)	3,543	89	—
Aluminum products	713	66	779	(3)	776	(543)	233	(38)	—	195	3,831	115	140

	1,932	136	2,068	(13)	2,055	(2,181)	(126)	(356)	(950)	(1,432)	29,461	1,474	193

Logistics
Railroads	—	240	240	(40)	200	(152)	48	(22)	—	26	1,431	10	326
Ports	—	70	70	(10)	60	(41)	19	(4)	—	15	1,441	113	—
Ships	—	—	—	—	—	—	—	—	—	—	374	342	94

	—	310	310	(50)	260	(193)	67	(26)	—	41	3,246	465	420

Others	265	36	301	(10)	291	(195)	96	(17)	—	79	1,054	179	1,040

	6,327	1,115	7,442	(187)	7,255	(4,674)	2,581	(568)	(950)	1,063	49,329	3,689	2,408

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

								As of and for the three-month period ended
								March 31, 2008 (unaudited)
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value	Net	Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,606	510	3,116	(73)	3,043	(1,467)	1,576	(245)	1,331	17,304	664	61
Pellets	506	173	679	(40)	639	(470)	169	(29)	140	766	12	798
Manganese	31	9	40	(2)	38	(20)	18	(1)	17	82	1	—
Ferroalloys	177	113	290	(28)	262	(124)	138	(6)	132	160	2	—
Pig iron	29	—	29	—	29	(14)	15	(2)	13	198	—	—

	3,349	805	4,154	(143)	4,011	(2,095)	1,916	(283)	1,633	18,510	679	859

Non ferrous
Nickel and other products (*)	2,378	13	2,391	—	2,391	(980)	1,411	(372)	1,039	23,376	481	148
Potash	—	64	64	(4)	60	(29)	31	(7)	24	218	3	—
Kaolin	42	11	53	(2)	51	(56)	(5)	(7)	(12)	264	7	—
Copper concentrate	222	1	223	—	223	(106)	117	(17)	100	1,898	52	—
Aluminum products	561	85	646	(17)	629	(510)	119	(42)	77	4,703	104	99

	3,203	174	3,377	(23)	3,354	(1,681)	1,673	(445)	1,228	30,459	647	247

Logistics
Railroads	—	296	296	(37)	259	(172)	87	(25)	62	1,748	13	375
Ports	11	55	66	(5)	61	(45)	16	(6)	10	1,677	44	—
Ships	—	—	—	—	—	—	—	—	—	34	—	110

	11	351	362	(42)	320	(217)	103	(31)	72	3,459	57	485

Others	101	54	155	(8)	147	(158)	(11)	(7)	(18)	2,951	242	1,351

	6,664	1,384	8,048	(216)	7,832	(4,151)	3,681	(766)	2,915	55,379	1,625	2,942

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

20	Derivative financial instruments
Risk management policy
Vale risk management strategy encompasses an enterprise risk management approach where we, evaluate not only market risk impacts on the business but also the impacts arising from credit and operating risks. An enterprise wide risk management approach is considered by us to be mandatory for Vale as traditional market risk measures, such as VaR (Value at Risk), is not sufficient to evaluate the group exposures once our main goal is to avoid a possible lack of cash to fulfill our future obligations and needs.
We also consider, when evaluating our exposures, the correlations between different market risk factors. By doing so we are able to evaluate the net impact in cash flows from our corporate strategy, considering the natural economic hedges presented in the Company’s portfolio. Using this framework we identify a natural diversification of our portfolio due to the mix of products and currencies. This diversification benefit implies in a natural reduction of the overall risk of the Company. Any risk mitigation strategy is only implemented, whenever necessary, if it contributes significantly for the reduction of the volatility in our cash flows beyond the levels initially observed, and, to acceptable levels of risk.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy the Board of Directors has established an enterprise-wide risk management policy and a risk management committee. The risk management policy determines that Vale must regularly evaluate its cash flow risks and, risk mitigation strategies. Whenever necessary mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long term risk mitigation strategies recommended by the risk management committee.
The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process and procedures, and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact in cash flows.
The risk management policy and the risk management norms, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Besides the risk management governance model, Vale has in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the risk management committee, market risk mitigation strategies, consistent with Vale’s and it’s wholly owned subsidiaries corporate strategy. It is the responsibility of the finance department the execution of the risk mitigation strategies though the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The consolidated market risk exposure and the portfolio of derivatives is monthly measured and monitored in order to evaluate the financial results and possible market risk impacts in our cash flow, and guarantee that the initial goals will be achieved. The mark-to-market on the derivatives portfolio is reported weekly to management.
All derivatives positions were recognized in our balance sheet at fair value, and gains or losses in fair value were accrued in Vale’s current earnings.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input costs
Foreign exchange and interest rate risk
Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to U.S. Dollars, representing around 94% of the total revenue, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Real and Canadian Dollars.
Derivatives instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currencies mismatch between the currencies witch the debt is denominated and revenues are generated. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian Real to fixed or floating U.S. Dollar cash flows, without any leverage.
Vale is also exposed to interest rate risks on loans and financings. Our U.S. Dollar denominated floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our U.S. Dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in U.S. Dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, we may opt to realize the same effect by using financial instruments.
Our Real denominated debt subject to floating interest rates are debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
The swap transactions entered into have settlement dates similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the U.S. Dollar / Brazilian Real exchange rate in our obligations, contributing to a stable flow of cash disbursements in U.S. Dollars for interest and/or principal payment of our Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against U.S. Dollar, the negative (positive) impact on our Real denominated debt obligations (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from any existing swap transaction, regardless of the U.S. Dollar / Brazilian Real exchange rate on the payment date.
We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in U.S. Dollars.
In order to reduce the cash-flow volatility associated with the foreign exchange exposure from coal fixed price sales, Vale forward purchased Australian Dollars.

Product price risk
Vale is also exposed to several market risks associated with global commodities prices volatilities.
Currently, derivative transactions entered into related to commodities prices are nickel, copper, natural gas and bunker oil derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has purchased nickel future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Vale has also sold nickel futures in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Copper — Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of hedging to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.
Natural gas — Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.
Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently on Vale’s cash flow, Vale implemented a hedge program that consists of forward purchases and swaps.
Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on nickel and copper prices behavior. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy in our subsidiary Albras on which we have no unrealized gain as of March 31, 2009 and December 31, 2008.

The assets and liabilities balances of derivatives measured at fair value and the effects of its recognition in earnings are shown on the following tables:

	March 31, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances - Assets	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk

EURO floating rate vs. USD floating rate swap	long-term	1	long-term	2

AUD floating rate vs. fixed USD rate swap	long-term	3

Commodities price risk

Nickel
Purchase program	short-term	2

Embedded derivatives:
For nickel concentrate costumer sales	long-term	62	long-term	69
Customer raw material contracts	short-term	2	long-term	22

Total Assets		70		93

	March 31, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances - Liabilities	Location	Fair Value	Location	Fair Value

Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk

CDI vs. USD fixed rate swap	long-term	(406)	long-term	(373)
CDI vs. USD floating rate swap	long-term	(40)	long-term	(95)
TJLP vs. USD fixed rate swap	long-term	(70)	long-term	(62)
TJLP vs. USD floating rate swap	long-term	(39)	long-term	(30)

USD floating rate vs. USD fixed rate swap	long-term	(12)	long-term	(14)

Commodities price risk

Nickel
Fixed price program	long-term	(48)	long-term	(50)
Purchase program			long-term	(7)

Natural gas hedge	short-term	(3)	long-term	(2)

Total Liabilities		(618)		(633)

The following table presents the unaudited effects of derivatives for the three-month period ended:

	Amount of gain or (loss) recognized in						Location of gain or	Amount of gain or (loss) reclassified from
	financial income (expense)			Amount of gain or (loss) recognized in OCI			(loss) reclassified from	accumulated OCI into earnings
	March 31,	December	March 31,	March 31,	December	March 31,	accumulated OCI into	March 31,	December	March 31,
	2009	31, 2008	2008	2009	31, 2008	2008	earnings	2009	31, 2008	2008

Derivatives not designated as hedge under SFAS 133

Foreign exchange and interest rate risk

CDI vs. USD fixed rate swap	—	16	—
Swap BRL denominated Brazilian payrol into USD	—	—	14
CDI & TJLP vs. USD fixed and floating rate swap	32	(656)	(28)
EURO floating rate vs. USD floating rate swap	(1)	2	1
USD floating rate vs. USD fixed rate swap	(1)	(10)	(7)
AUD floating rate vs. fixed USD rate swap	3	—	—

Commodities price risk

Nickel
Fixed price program	(18)	(39)	26
Purchase program	10	7	(10)

Copper
Purchased scrap protection program	—	10	(72)
Strategic hedging program	—	39	(45)

Platinum	—	(2)	(16)

Gold	—	(12)	(8)

Natural gas	(3)	(1)	10

Embedded derivatives:
For nickel concentrate costumer sales	2	(1)	(36)
Customer raw material contracts	(6)	(3)	(16)
Energy — Aluminum options	—	21	(28)

Derivatives designated as hedge under SFAS 133

Aluminum	—	43	(79)	—	1	(43)	Cost of sales	—	51	—

	18	(586)	(294)	—	1	(43)	Cost of sales	—	51	—

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.
Final maturity dates for the above instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	April 2010
Natural Gas	October 2009
Copper	July 2009
Nickel	May 2011
Under SFAS 133 “Accounting for Derivative Financial Instruments and Hedging Activities”, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.
At March 31, 2009, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. At March 31, 2009, December 31, 2008 and March 31, 2008, the unrealized net gain and (losses) in respect of derivative instruments which were not qualified for hedge accounting amounted to US$18, US$(586) and US$(294), respectively.